KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com


06011650

March 8, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2006
WASH, D.C.
156
SECTION

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "**Company**") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed:

(i) the Company's March 3, 2006 press release regarding the Company's FY2005 results;

(ii) the Company's February 17, 2006 press release regarding the Company's and Vivendi Universal Draft agreement on Canal+ France;

(iii) the Company's February 8, 20006 press release regarding the Company's FY2005 sales; and

(iii) the Company's February 6, 2006 press release regarding the Company's acquisition of Time Warner Book Group from Time Warner Inc.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

[signature]

Garth B. Thomas

cc: Mr. Laurent Carozzi
Ms. Helene Martin
Fred Marcusa, Esq.
Kenneth G.M. Mason, Esq.



Lagardère

Press release


SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2006
WASH. D.C.
192
SECTION

8.9% GROWTH IN LAGARDÈRE SCA RECURRING EBIT BEFORE ASSOCIATES TO €896M

7.1% GROWTH IN LAGARDÈRE MEDIA RECURRING EBIT BEFORE ASSOCIATES

10.3% GROWTH IN LAGARDÈRE MEDIA TARGET RECURRING EBIT BEFORE ASSOCIATES (EXCL. STOCK OPTIONS, INVESTMENT IN DTT, AND AT €/$: 1.3)

CONSOLIDATED NET INCOME FOR LAGARDÈRE EXCL. EADS: €431M (UP 20.0%)

On March 8, 2006, the Supervisory Board reviewed the 2005 consolidated financial statements of **LAGARDERE SCA**, as presented by Arnaud Lagardère, General Partner, Philippe Camus and Pierre Leroy, co-Managing Partners.

Highlights for the year ended December 31, 2005:

- Lagardère Media net sales up 5.3% at €7,901m (up 2.5% like-for-like)
- Lagardère Media recurring EBIT before associates up 7.1% at €503m. Excluding stock option costs and investment in digital terrestrial television (DTT), and at a €/$ exchange rate of 1.3, the increase is 10.3%, beating the "5%-9%" guidance announced in September 2005.
- Solid growth of 20.0% in consolidated net income before minorities of LAGARDERE excluding EADS (20.8% after minorities).
- Net cash flow from operations excluding EADS up nearly 10% at €654m, vs. €595m in 2004.
- Further debt reduction: net bank debt (excluding EADS and T-online) of €1,120m, vs. €1,699m in 2004.
- Proposed dividend of €1.10 per share to be paid out of 2005 profits, compared with €1 paid out of 2004 profits (excluding exceptional dividend of €2 paid in July 2005).

CONSOLIDATED NET SALES

LAGARDERE SCA consolidated net sales were up 5.8% at €13,013m (vs. €12,296m in 2004).

- **Lagardère Media net sales up 2.5% on a like-for-like basis**

  Net sales at **Lagardère Media** were up 2.5% like-for-like, at €7,901m.

  The Books division recorded another year of solid growth, with like-for-like sales up 3.5%. Hachette Livre also benefited from the full-year consolidation of Hodder Headline, which added €176m. The Press division saw like-for-like sales edge up 0.6%. The Distribution division' like-for-like sales were up 2%, gradually erasing the weak first quarter over the rest of the year, the final quarter being particularly good. Lagardere Active had an excellent year, with like-for-like net sales up 9.2%.

- **EADS contribution to consolidated net sales up 6.6% at €5,112m**

  Airbus and Eurocopter were the main drivers of growth, to which all divisions contributed, except for MTA (Military Transport Aircraft). Airbus delivered 378 aircraft in 2005, 58 more than in the previous year, mainly A320-family single-aisle planes.
  Eurocopter deliveries reached 334 units, 55 more than in 2004, including 5 Tigre assault helicopters. These deliveries, combined with billings on military programs, lifted Eurocopter net sales (100% basis) to €3.2bn, 15% more than in the previous year.

RECURRING EBIT BEFORE ASSOCIATES

- **Recurring EBIT before associates (excluding stock options and investment in DTT, and at €/$: 1.3) of Lagardère Media up 10.3%**

  The Lagardère Media division, which contributed €503m (up 7.1%), recorded growth of 10.3% relative to 2004, excluding the cost of stock options and investment in DTT and at €/$: 1.3.

Lagardère Media	**2004**	**2005**	**% growth**
Recurring EBIT before associates	**470.1**	**503.3**	**7.1%**
Stock option plans	+10.1	+21.8	
Investment in DTT	0	+7.3	
2005 at €/$ of 1.3		-2.5	
Restated recurring EBIT before associates	**480.2**	**529.9**	**10.3%**

On a reported basis (including investment in DTT and stock options), Lagardère Media achieved an operating margin of 6.4% in 2005, compared with 6.3% in 2004.

The Books division turned in a very fine performance. Education in France continues to improve its market share in a weakening market. Anaya had a successful year, thanks to the Education segment and part-works sales. In France, as expected, General Literature was the main growth-driver. Sales of "The Da Vinci Code" (750,000 copies in 2005) and of "Anges et Démons" (1 million copies) were supplemented by the literary prizes won at the end of the year (Prix Goncourt for Grasset, Prix Interallié for Fayard, Prix Renaudot for Stock...). However, the Larousse Group was hit by tough comparatives.
Hodder Headline's contribution was better than expected.
Overall, operating margin was maintained at 11.5%, compared with 11.6% in 2004, despite the inclusion of an additional six-month stock option plan.

Lagardere Active posted record recurring EBIT before associates of €47m, against €37m in 2004, after taking into account the investment in DTT (€7.3m) and the additional six-month stock option plan. Operating margin increased sharply from 6.6% in 2004 to 7.5% in 2005. The impact on recurring EBIT before associates of the drop in sales at Europe 2 and lackluster sales for Europe 1 was more than offset by the contributions from International Radio and good results from the Audiovisual business. Investments by Lagardere Active Broadband (digital activities excluding Radio and Television) cost €9m in 2005 vs. €5m in 2004, and reflect increased support for the high-growth BlingTones business in the United States (digital content for mobile phones).

The Distribution division saw recurring EBIT before associates rise by nearly 5.5% to €106m. The French performance was excellent, boosted by recovery at Aelia and a big increase in the contribution from Relay. Virgin moved into the black. The American and Australian businesses also had a very good year. Belgium was down on the previous year, though Eastern Europe was in line with forecasts.

The Press division, as expected, achieved recurring EBIT before associates of €161m, 4% lower than in 2004. Excluding the impact of stock options, recurring EBIT before associates was down only 2.2%. The cost of new launches (just under €40m) hit 2005 results hard, as did the loss of a custom publishing contract with Philip Morris (contribution of around €5m). The competitive environment in France remains tough and the recovery in advertising spend soft. However, the success of the new launches and the withdrawal of loss-making titles enabled the French division to return to growth.
In addition to the loss of the custom publishing contract, the United States suffered from weak advertising spend by carmakers, especially at the start of the year. The Italian and Japanese subsidiaries, which are undergoing restructuring, recorded better results after a difficult 2004. As in previous years, sales in emerging markets (Russia, China) held up very well throughout the year.

- **EADS significantly improved its contribution to LAGARDERE's consolidated recurring EBIT before associates to €392m (vs. €350m in 2004)**

In 2005, EADS again posted record results: an excellent performance largely due to strong earnings growth, not only for Airbus but also for the Defense and Space divisions.

Overall, for LAGARDERE SCA, recurring EBIT before associates was €896m (against €823m in 2004).

INCOME FROM ASSOCIATES

Income from associates for LAGARDERE excluding EADS was €63m, against €41m in 2004.
The increase was due to a further improvement in the contribution from *Canal*Sat (€45m vs. €39m in 2004) and fine performances from Marie-Claire and the Amaury group. 2004 was also affected by a €13m charge to provisions for impairment relating to the stake in multiThématiques, which did not recur in 2005.

NON-RECURRING ITEMS

Non-recurring items showed a charge of €67m for LAGARDERE excluding EADS, including €59m of impairment losses on intangible assets in Audiovisual (mainly on theme channels) and Press (publication titles and photo agencies).
Most of the rest related to restructuring costs incurred by the Press division.

FINANCIAL INCOME/EXPENSE

Net financial expense at LAGARDERE SCA amounted to €76m (against €97m in 2004).
Excluding the EADS contribution, net financial expense was static at €53m, vs. €52m in 2004.
The 2004 figure did not include the interest on the liability relating to divested Editis assets, which was just under €15m. If we restate 2004 net financial expense to include this interest, 2005 net financial expense showed an improvement, in line with debt reduction.

INCOME TAXES

For the group as a whole, income taxes totaled €142m, including €126m for EADS.
The tax charge payable by Lagardère excluding EADS was positively impacted by non-recurring items of €99m, mostly reversals of non-recurring provisions (resolution of tax disputes and new rules on the taxation of perpetual loan notes).

MINORITY INTERESTS in net income amounted to €32m, of which €5m related to EADS.

Taking these various items into account, **consolidated net income rose by 35.3% to €670m**.
Consolidated net income for **Lagardère excluding EADS** was €404m, 20.8% higher than in 2004.

IN MILLIONS OF EUROS	2004			2005		
	LAGARDÈRE GROUP EXCL. EADS	EADS	LAGARDÈRE GROUP TOTAL	LAGARDÈRE GROUP EXCL. EADS	EADS	LAGARDÈRE GROUP TOTAL
Net sales	**7,501**	**4,795**	**12,296**	**7,901**	**5,112**	**13,013**
Recurring EBIT before associates	**473**	**350**	**823**	**504**	**392**	**896**
Non-recurring items	30	(18)	12	(67)	(3)	(70)
Income from associates	41	13	54	63	31	94
EBIT	**544**	**345**	**889**	**500**	**420**	**920**
Net financial expense	(52)	(45)	(97)	(53)	(23)	(76)
Income taxes	(132)	(108)	(240)	(16)	(126)	(142)
Net income before minority interests	**360**	**192**	**552**	**431**	**271**	**702**
Minority interests	(25)	(32)	(57)	(27)	(5)	(32)
Net income	**335**	**160**	**495**	**404**	**266**	**670**

	2004	2005
Net income excluding EADS	**335**	**404**
Tax-related non-recurring items	0	(99)
Reversal of provision on *T-Online* shares, net of tax	(88)	0
Adjusted net income excluding *EADS*	**247**	**305**
Impairment losses on PP&E, goodwill and intangibles	85	55
Adjusted net income excluding *EADS* (before impairment losses on PP&E, goodwill and intangibles)	**332**	**360**

DEBT REDUCTION

At December 31, 2005, net bank debt amounted to €863m, an increase on the end December 2004 figure of €433m.
Excluding EADS and T-Online, net debt was €1,120m, against €1,699m at end 2004.
The acquisitions of Time Warner Book Group and 20% of Canal+ France took place after year-end and had no impact on debt at December 31, 2005.

NET CASH FLOW FROM OPERATIONS

In the year ended December 31, 2005, net Cash-flow from operating and investing activities by **LAGARDERE excluding EADS** surged from €463m in 2004 to €857m, reflecting the following developments:

- Cash flow from operations before interest, taxes, and changes in working capital (excluding EADS) was up 4.1% at €663m.
- Changes in working capital were virtually neutral at -€9m, compared with -€41m in 2004. At Lagardère Media, the change in working capital was slightly positive after the impact of incorporating Hodder Headline in Q4 2004. The contribution of Other Activities improved significantly, after being heavily negative in 2004.
- Acquisitions of property, plant & equipment and intangibles (net of disposals, and excluding EADS) fell sharply from €192m in 2004 to €150m in 2005, due mainly to the Press division's acquisition of its head office in 2004 (€63m).
- In 2004, investments in financial assets (net of disposals, and excluding EADS) were affected by the sale of Editis assets (€667m), counterbalanced by the acquisition of Hodder Headline. The net figure was a positive €275m. In 2005, the figure was negative €20m.
- The decrease in short-term investments (€582m in 2005) was due to the sale of T-Online shares.

DIVIDEND

The Managing Partners will ask the General Meeting of the Shareholders to approve payment of a dividend of €1.10 per share, compared with the dividend of €1 paid out of 2004 profits. The proposed payment reflects the sound financial health of **LAGARDERE SCA** and its confidence about future performances.

Paris, March 8, 2006

The Lagardère Group is a market leader in the media sector (books, distribution/retailing of cultural products, press and audiovisual). The Group also has interests in the high technology sector via a 14.95% stake in EADS.

The Lagardère Group is listed on the Premier Marché of the Paris Bourse.

Press contacts:

Thierry FUNCK-BRENTANO — tel. +33 (0)1 40 69 16 34
e-mail : tfb@lagardere.fr

Arnaud MOLINIE — tel. +33 (0)1 40 69 16 72
e-mail : amolinie@lagardere.fr

Investor Relations contact:

Laurent CAROZZI — tel. +33 (0) 1 40 69 18 02
e-mail : lcarozzi@lagardere.fr

VIVENDI UNIVERSAL


SEC MAIL
RECEIVED
MAR 1 0 2006

Lagardère

Paris, February 17, 2006

PRESS RELEASE

Draft Agreement Lagardère – Vivendi Universal – Canal+ Group for Lagardère to Acquire a 20% Stake, with the Option of Increasing Stake to 34%, in Canal+ France

Lagardère, Vivendi Universal and Canal+ Group have announced a draft agreement under which terms Lagardère would join Canal+ Group, TF1 and M6 in Canal+ France[1] in holding a stake of Canal+ France, combining all the French pay TV assets of Canal+ Group and TPS. Lagardère is already a partner of Canal+ Group through CanalSat.

By becoming the second largest shareholder of Canal+ France, Lagardère would significantly strengthen its pay-TV operations in France.

The new company would be owned:

- 65% by Canal+ Group,
- 20% by Lagardère,
- 9.9% by TF1,
- 5.1% by M6.

Vivendi Universal would have exclusive control of the new company through Canal+ Group.

Lagardère would acquire its 20% stake by transferring its 34% shareholding in CanalSat and by buying additional shares in Canal+ France for an amount of €525 million in cash.

Lagardère would also have the benefit of a call option covering a further 14% of the new company, exercisable 3 years after the completion of the transaction. At that time, the exercise price of the options would be equal to market value, subject to a minimum guaranteed amount of €1.05 billion corresponding to a valuation of €7.5 billion for 100% of Canal+ France.

This draft agreement will be subject to consultation with labor relations and employee representative committees concerned and to the *Conseil Supérieur de l'Audiovisuel* (the French Broadcasting Authority). It is also subject to the approval of the anti-trust authorities.

[1] Canal+ France (temporary name) would comprise all the present assets of TPS and Canal+ Group in pay-TV: including 100% of CanalSat, Canal+, TPS, Multithématiques, MediaOverseas, Sport+, Canal+ Active and Kiosque.
StudioCanal, Cyfra+, the advertising company, PSG and i>TELE are not part of Canal+ France and continue to be held by Canal+ Group.

The objective is that the new group, which will hold in particular 100% of CanalSat and TPS, is put in place in the third quarter of 2006.

The new group will be a leader in French broadcasting, able to take on competition from large foreign media groups as well as cable and internet operators. It will reinvigorate and broaden the French pay-TV market, offering consumers a more rich, diversified and attractive product.

About Vivendi Universal :
Vivendi Universal is a worldwide leader in media and telecommunications with activities in music (Universal Music Group), interactive games (Vivendi Universal Games), television and film (Ca nal+ Group) and telecommunications (SFR et Maroc Telecom) .Vivendi Universal also holds 20% of NBC Universal , a world leader in media with activities in film and television production, television channel distribution and theme park operations.

About Lagardère SCA :
Lagardère is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). Lagardère is listed on the Paris Stock Exchange.

Important Disclaimer:
This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: Vivendi Universal, Lagardère, TF1 and M6 will not be able to obtain the regulatory approvals, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

CONTACTS VIVENDI UNIVERSAL :

Media

Paris
Antoine Lefort
+33 (0) 1 71 71 11 80
Agnès Vétillart
+33 (0) 1 71 71 30 82
Alain Delrieu
+33 (0) 1 71 71 10 86
New York
Flavie Lemarchand-Wood
+(1) 212.572.1118

Investor Relations

Paris
Daniel Scolan
+33 (0) 1 71 71 32 91
Laurence Daniel
+33 (0) 1 71 71 12 33
Edouard Lassalle
+ 33 (0) 1 71 71 30 45
New York
Eileen McLaughlin
+(1) 212.572.8961

CONTACTS LAGARDERE :

Media

Thierry Funck-Brentano
+33 (0) 1 40 69 16 34
tfb@lagardere.fr
Jean-Pierre Joulin
+33 (0) 1 40 69 18 03
jpjoulin@lagardere.fr
Arnaud Molinié
+33 (0) 1 40 69 16 72
amolinie@lagardere.fr

Investor Relations

Laurent Carozzi
+33 (0) 1 40 69 18 02
lcarozzi@lagardere.fr



Lagardère

⇛ Press release

LAGARDERE SCA 2005 FULL-YEAR CONSOLIDATED REVENUES UP 5.8%
REVENUES FROM MEDIA ACTIVITIES UP 5.3% ON A REPORTED BASIS
AND 2.5% ON A LIKE-FOR-LIKE BASIS (*)

2005 full-year revenues from media activities rose by 5.3% on a reported basis. The reported figure was boosted by the consolidation of the activities of Hodder Headline over 12 months, rather than just the final quarter in 2004; this had a positive impact of €176m (revenues for the first 9 months of 2005).

On a like-for-like basis(*), revenues from media activities increased by 2.5% over the full year, in line with the growth rate achieved in the first 9 months (also 2.5% on a like-for-like basis).

Highlights of the fourth quarter of 2005:

- **Books – A decent quarter for Hachette Livre despite a very tough comparative. Further growth for Part-Works was coupled with good performances from Education in France and Spain, and also in distribution. In France, General Literature matched the record sales achieved in the fourth quarter of 2004.**
- **Press – The growth rate improved relative to the third quarter due partly to fine performances in our Russian and Chinese operations and in regional dailies, and partly to a turnaround in our operations in the United States and Italy.**
- **Distribution Services – A good quarter, driven by the performances of Aelia, Eastern Europe, Asia and Australia.**
- **Lagardere Active – As expected, a low-growth quarter, due to tough comparatives and the lack of billings in the Production division.**

LAGARDERE SCA consolidated revenues, including EADS (up 6.6%), rose by 5.8% over the year.

	Revenues (€m)		Year-on-year growth (reported)	Year-on-year growth (restated, like-for-like) (*)
	2005	2004		
. MEDIA ACTIVITIES	**7,900.6**	***7,500.8***	**5.3%**	**2.5%**
- Books	1,644.2	*1,419.7*	15.8%	3.5%
- Press	1,862.5	*1,848.3*	0.8%	0.6%
- Distribution Services	3,773.2	*3,675.0*	2.7%	2.0%
- Lagardere Active	620.7	*557.8*	11.3%	9.2%
. EADS	**5,112.6**	***4,795.1***	**6.6%**	N/A
LAGARDERE SCA	**13,013.2**	***12,295.9***	**5.8%**	**N/A**

(*) excluding changes in group structure and the effect of exchange rates

N/A: not available

LAGARDERE MEDIA

The **Media Activities** division recorded 2005 full-year growth of 2.5% on a like-for-like basis. The slight fall in the euro over the year as a whole boosted revenues, which rose by 2.8% at actual exchange rates but before the effect of changes in group structure.

- **Hachette Livre**

The British publisher Hodder Headline, consolidated since 1 October 2004, contributed €234.5m to Hachette Livre revenues in 2005.
On a like-for-like basis, growth in full-year revenues (3.4%) slightly lagged year-to-date growth to end September 2005 (4.1%), mainly due to a very tough comparative in the final quarter of 2004.

Key trends in the final quarter of 2005 were:

- Strong growth in Education in France on market share gains and the success of general education titles (other than textbooks).
- Very sound performance from Anaya, despite the lack of major educational reforms.
- Good growth for Part-Works internationally.
- By contrast, the Larousse group is still affected by unflattering comparatives.
- After a fine start to the year, Hachette Illustrated (guides, practical books, children's books) is suffering from a temporary downturn in sales of special editions.
- Slight dip in revenues at Hodder Headline, reflecting cyclical patterns in Education. Over the full year, organic growth was encouraging, and beat our expectations.

- **Hachette Filipacchi Médias**

The persistent weakness of the recovery in magazine advertising spend affected the entire year. Hachette Filipacchi Médias reported like-for-like growth of 0.6% in annual revenues, slightly up on the growth rate to end September (0.4%).

Key trends in the final quarter of 2005 were:

- Further very strong performances in new markets: Russia and China.
- Easing of the situation in tough markets: Italy, Japan and the United States, despite the loss of the Philip Morris custom publishing contract.
- Good performance from the regional press business.
- Flat revenues in French magazine publishing: sales of new launches held up well, offsetting weak growth in advertising and at Télé7jours.

- **Hachette Distribution Services**

Hachette Distribution Services revenues rose by 2.0% like-for-like over the full year, ahead of the growth rate to end September (1.6%).
Organic growth improved gradually as the year progressed.

Final-quarter trends included:

- An encouraging performance in France, with an upturn in air passenger traffic prompting a recovery at Aelia.
- Good growth in the rest of Europe, especially Poland, the Czech Republic and Hungary.
- A very fine quarter for the United States, Asia and Australia.

- **Lagardere Active**

Full-year revenue growth at Lagardere Active was a very robust 9.2% on a like-for-like basis, but as expected was down on the 12.5% growth achieved to end September 2005.

Fourth-quarter trends presented a mixed picture.

Radio – The rise in advertising revenues continued, with full-year organic growth reaching 5.7%, after 3.8% to end September. This performance was mainly due to very strong revenue growth for radio channels in Eastern Europe. In a tough market, the French channels showed resilience, with RFM and Les Indépendants doing well and a solid performance from Europe 1.
Television – As expected, there were no billings in TV Production in the quarter. Nonetheless, this business ended the year with record growth of 15.6% (vs. 26.5% to end September). In themed channels (up 3.4% over the full year, vs. 6.7% to end September), the figures were again affected by the closure of Match TV in the summer of 2005.
Lagardere Active Broadband – This division posted full-year growth of 9.2%, against 17.5% to end September. The main reason for this slowdown in the fourth quarter was the divestment of very low-margin businesses by Hachette Multimédia. The success of our subsidiary in the United States shows no signs of flagging.

- **Outlook**

Lagardère Media revenues are in line with, and validate, our expectations.

We are therefore able to confirm our guidance on full-year growth in Recurring EBIT before Associates for Lagardère Media (including Hodder Headline), which we expect to be in the "5%-9%" range already announced.

This guidance is based on the same parameters as those used in March 2005:

- euro/dollar exchange rate of 1.30
- excluding the impact of stock options
- excluding the impact of Digital Terrestrial Television investment costs, estimated at €8m in 2005.

EADS

The figure shown on the **"EADS"** line represents 14.95% of the revenues generated by the EADS group (compared with 15.10% in 2004).
The share of EADS revenues consolidated by Lagardère SCA rose by 6.6% in 2005, to €5.1bn.
Airbus and Eurocopter were the main drivers of growth, though all divisions contributed except for MTA (Military Transport Aircraft). Airbus delivered 378 aircraft in 2005, 58 more than in 2004, mainly single-aisle A320-family aircraft.
Eurocopter delivered 334 units, 55 more than in 2004, including 5 Tigre combat helicopters. Coupled with billings of defense programs, these deliveries pushed Eurocopter revenues (at 100%) to €3.2bn, 15% more than in the previous year.
The MTA (Military Transport Aircraft) division reported a 41% drop in revenues to €0.8bn (at 100%) due to the postponement of a stage billing on the A400M program to the first quarter of 2006.
The other divisions reported revenue growth of between 3% and 5%.

Note: transition to IFRS

The figures provided above were prepared under International Financial Reporting Standards (IFRS). The 2004 financial statements as restated under IFRS for comparative purposes were unveiled by Lagardère at a presentation on May 17, 2005.

Investors can also access currently available information on the first-time adoption of IFRS by visiting the "Financial Information" section of our website: http://www.lagardere.com/us.

Paris, February 8, 2006

The Lagardère Group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products. The group also has interests in the high technology sector via a 14.95% stake in EADS.
The Group posted revenues of €12,296m in 2004, and employs 47,300 people in over 40 countries.
The Lagardère Group is listed on the Premier Marché of the Paris Bourse.

Press Contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr

TimeWarner Lagardère


SEC MAIL
PROCESSED
RECEIVED
MAR 1 0 2006
WASH., D.C.
192

PRESS RELEASE

LAGARDERE TO ACQUIRE TIME WARNER BOOK GROUP

PARIS and NEW YORK, February 6, 2006 – Lagardère SCA and Time Warner Inc. (NYSE:TWX) today announced that Lagardère will acquire Time Warner Book Group, the fifth largest U.S. book publisher for US $537.5 million. Through this transaction, Lagardère's Book Publishing branch will become #3 worldwide.

This is a major step in fulfilling a Lagardère objective to create a balanced portfolio in three main languages, French, English and Spanish.

Time Warner Book Group is a major trade publisher, with many bestselling authors, including Nelson DeMille, Nicholas Sparks, James Patterson, David Baldacci and Malcolm Gladwell. Besides adult trade, it publishes illustrated, religious and children's books and has also developed an audio-book imprint. Time Warner Book Group is an important distributor for third party publishers, such as Disney and Microsoft.

Time Warner Book Group also operates in the U.K., Australia and New Zealand, positioning the Lagardère Book Publishing unit, with Arnaud Nourry as President and CEO, as a leading publisher in each of these three countries.

Lagardère General and Managing Partner Arnaud Lagardère said: "This acquisition of the Time Warner Book Group represents an ambitious strategic move for our Book Publishing operations, which have proven to be a source of revenue growth and improved profitability. It shows my willingness to develop our Book Publishing unit, to expand in the US –core market for the media industry– and my personal confidence in Arnaud Nourry. I welcome the people of the illustrious Time Warner Book Group. Their new home is dedicated to the values of the book publishing industry and, with Arnaud Nourry as their leader, they will be in very good hands."

Time Warner Chairman and Chief Executive Officer Dick Parsons said: "This is a terrific transaction that is the right thing to do for both the Time Warner Book Group and our shareholders. With its record-breaking performance in 2005, the Book Group is at the top of its game. To build on this success, however, it needs the scale and other advantages that come from being part of a larger, more global book publisher. This transaction also underscores our commitment to a strategy of managing closely related, industry-leading businesses to maximize shareholder returns. We wish our Time Warner Book Group colleagues continued success and the best of luck at their new home."

About Time Warner Inc. :

Time Warner Inc. is a leading media and entertainment company, whose businesses include interactive services, cable systems, filmed entertainment, television networks and publishing.

About Lagardère SCA :

Lagardère is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). Lagardère is listed on the Paris Stock Exchange.

Lagardère Press Contacts :

Thierry Funck-Brentano	tel. (33) 1 40 69 16 34	tfb@lagardere.fr
Jean-Pierre Joulin	tel. (33) 1 40 69 18 03	jpjoulin@lagardere.fr
Arnaud Molinié	tel. (33) 1 40 69 16 72	amolinie@lagardere.fr

Lagardère Investor Relations Contact :

Laurent Carozzi	tel. (33) 1 40 69 18 02	lcarozzi@lagardere.fr

Time Warner Press Contacts :

Edward Adler	(212) 484-6630
Susan Duffy	(212) 484-6686

Time Warner Investor Relations :

Jim Burtson	(212) 484-8719
Kelli Turner	(212) 484-8269